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ACCOUNTING  TAX  ADVISORY

CohnReznick LLP

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Report of Independent Registered Public Accounting Firm

CWCapital Asset Management LLC

We have examined management's assertion, included in the accompanying Management's Assertion on Compliance with Regulation AB Criteria, that CWCapital Asset Management LLC (the "Company" and the "Asserting Party") complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for the special servicing platform ("Platform") for commercial  mortgage-backed securities transactions that were issued on or after January 1, 2006, for which the Company acted as special servicer as of and for the year ended December 31, 2017 (except for the servicing criteria described in the following paragraph). Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Management has determined that the criteria set forth in Sections 1122 (d)(1)(iii), (d)(3)(i)(b), (d)(3)(i)(c), (d)(3)(i)(d), (d)(3)(ii), (d)(3)(iii), (d)(3)(iv), (d)(4)(v), (d)(4)(ix), (d)(4)(x), (d)(4)(xi), (d)(4)(xii), (d)(4)(xiii), (d)(4)(xiv), and (d)(4)(xv) are not applicable to the activities performed by the Company, as a special servicer, with respect to the Platform. With respect to applicable servicing criteria 1122(d)(1)(ii), 1122(d)(2)(vi), 1122(d)(4)(i), 1122(d)(4)(iii), and 1122(d)(4)(iv), the Company has determined that there were no activities performed during the year ended December 31, 2017, with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities.  The commercial mortgage-backed securities transactions covered by this Platform are those specified in Appendix B in the accompanying Management's Assertion on Compliance with Regulation AB.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management’s assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria specified in the first paragraph.

In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2017, for the commercial mortgage-backed securitization trusts Platform is fairly stated, in all material respects.

/s/ CohnReznick LLP

Bethesda, Maryland

February 28, 2018